                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          Western Wireless Corporation
                          ----------------------------
                                (Name of Issuer)

                       Class A Common Stock, No Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                   95988E204
                                 (CUSIP Number)

                                   Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                                10 Harcourt Road
                                   Hong Kong
                                (+852-2128-1233)
                                   __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                     Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (+852-2509-7000)
                                   __________

                               December 20, 1999
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____________.


                               Page 1 of 7 Pages

                                 SCHEDULE 13D

  CUSIP NO. 95988E204

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HUTCHISON WHAMPOA LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
          Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
          Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           3,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           3,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          3,500,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
          Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          4.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 95988E204

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
          Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
          Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               3,500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               3,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                3,500,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]       Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                4.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 95988E204

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
         Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
       Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              Disclaimed (See 11 below.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              Disclaimed (See 11 below.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        Cheung Kong expressly disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampoa Limited and Hutchison Telecommunications Holdings (USA) Limited.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]

        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        4.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        HC, CO
------------------------------------------------------------------------------

          Preliminary Statement
          ---------------------

          This statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on December 5, 1997, by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison Telecommunications Holdings (USA) Limited, a British Virgin Islands corporation ("HTH"), an indirect wholly-owned subsidiary of HWL, and by Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL. Such Schedule 13D relates to the Class A Common Stock, no par value (the "Class A Common Stock"), of Western Wireless Corporation, a Washington corporation (the "Issuer"). Terms defined in the
Schedule 13D previously filed have the same meanings in this Amendment.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The information set forth in Item 5 of the previously filed Schedule 13D is hereby amended and restated as follows:

(a)-(b) HWL, through its ownership of HTH, is deemed, for purposes of Rule 13d-3, to be the beneficial owner of 3,500,000 shares of the Class A Common Stock, representing 4.97% of the Class A Common Stock outstanding, and to have shared power over the voting and disposition of the Shares.

          HTH is the beneficial owner of 3,500,000 shares of the Class A Common Stock, representing 4.97% of the outstanding Class A Common Stock, and has shared power over the voting and disposition of the Shares.

          Cheung Kong, through its ownership of 49.9% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 3,500,000 shares of the Class A Common Stock beneficially owned by HTH, however, pursuant to Rule 13d-4, Cheung Kong expressly disclaims beneficial ownership of such shares.

          Except as described in Item 2 and Item 4, none of HWL, HTH or Cheung Kong nor, to the best knowledge of HWL, HTH and Cheung Kong, any executive officer or director of HWL, HTH or Cheung Kong (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as described in Item 6, as amended by this Amendment, none of HWL, HTH or Cheung Kong nor, to the best knowledge of HWL, HTH and Cheung Kong, any executive officer or director of HWL, HTH or Cheung Kong has effected any transaction in shares of the Class A Common Stock of the Issuer, or securities convertible into shares of the Class A Common Stock of the Issuer, during the past 60 days.

(e) After December 20, 1999, none of HWL, HTH and Cheung Kong was the beneficial owner of more than five percent of the Class A Common Stock.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The information set forth in Item 6 of the previously filed Schedule 13D is hereby amended and supplemented as follows:

          HTH entered into a letter agreement (the "Letter Agreement"), dated December 9, 1999, with The Chase Manhattan Bank ("Chase"), providing for, among other things, a put option pursuant to which HTH had the right to require Chase to purchase from HTH up to 388,888 shares of Class A Common Stock at a price per share determined during a specified period prior to the date of the Agreement pursuant to a formula. Pursuant to the Letter Agreement, on December 20, 1999 HTH exercised its put option with respect to 388,888 shares and sold such shares to Chase at a price per share of $63.1988.

          The foregoing description of the Letter Agreement is subject to, and qualified in its entirety by reference to, the Letter Agreement, which is filed as Exhibit 9 hereto and incorporated by reference into this Item 6.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

          Item 7 of Schedule 13D previously filed is hereby amended by the addition of the following Exhibit:

Exhibit No.
-----------

    9 Letter Agreement, dated December 9, 1999, between Hutchison Telecommunications Holdings (USA) Limited and The Chase Manhattan Bank

Signature
---------

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  December 22, 1999


                         FOR AND ON BEHALF OF
                         HUTCHISON WHAMPOA LIMITED
                         HUTCHISON TELECOMMUNICATIONS
                          HOLDINGS (USA) LIMITED



                         By:  /s/  Frank J. Sixt
                              ------------------
                              Name: Frank J. Sixt
                              Title:  Director



                         FOR AND ON BEHALF OF
                         CHEUNG KONG (HOLDINGS) LIMITED



                         By:  /s/  Frank J. Sixt
                              ------------------
                              Name: Frank J. Sixt
                              Title:  Director